

Mail Stop 4720

May 16, 2017

Daniel N. Bass
Chief Financial Officer
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Fortress Investment Group LLC**
> **Form PREM14A**
> **Filed April 25, 2017**
> **File No. 0001-33294**

Dear Mr. Bass:

We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

Cover Page

1. Please revise to disclose the approximate aggregate merger consideration for Class A holders. Also, disclose the percentage of shares, excluding Principal held shares, needed to approve the vote in favor of the merger.

2. We note the disclosure on the cover page regarding the consideration to be paid for Class B shares and that on page 118 under "Founders Agreement." Please revise to disclose the approximate aggregate and per share (or unit) consideration to be paid to holders of Class B shares in respect of their corresponding FOG Units.

Certain Financial Forecasts, page 70

3. We note the language on page 71 (penultimate paragraph) that the information is not included to "induce any shareholder vote" and on page 72 that "shareholders are cautioned not to place reliance on the Forecasts." These statements unduly limit a shareholder's reliance on the proxy statement disclosures. Please remove or revise as appropriate.

Annex F - Opinion of Evercore Group L.L.C.

Annex G - Opinion of Morgan Stanley

4. We note the limitation on reliance by shareholders in the penultimate paragraph of each of the fairness opinions provided by Evercore Group and Morgan Stanley. Because it is inconsistent with the disclosures relating to the opinions, the limitations should be deleted. Alternatively, disclose the basis for each advisor's belief that shareholders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with FIG). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the advisors would have no effect on the rights and responsibilities of either the advisor or the board of directors under the federal securities laws. Please make corresponding revisions under "Opinions of Financial Advisors" beginning on page 54, if applicable.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.


Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services
